

Mail Stop 4628   September 11, 2017

Robert N. Fitzgerald
Senior Vice President & Chief Financial Officer
SemGroup Corporation
Two Warren Place
6120 S. Yale Avenue, Suite 1500
Tulsa, OK 74136-4231

     Re: **SemGroup Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Response Dated July 17, 2017
             File No. 1-34763

Dear Mr. Fitzgerald:

We have reviewed your July 17, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2017 letter.

Customer Concentration, page 34

1.   In your response, you indicate that you could "promptly replace [the Shell Trading contracts] on substantially similar terms." We are unable to locate comparable language in the Form 10-K. Revise your filing to include such disclosure or file the form of monthly contract with Shell Trading as an exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Anuja Majmudar, Attorney Adviser, at (202)551-3644 or me at (202)551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director